EXHIBIT  12

          DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                Three Months Ended     Year Ended
                                    January 31         October 31
                                 1997       1996          1996
                                   (In thousands of dollars)
Earnings:
   Income of consolidated group
      before income taxes and
      changes in accounting     $285,254   $258,288   $1,286,634
   Dividends received from
      less-than-fifty-percent
      owned affiliates             1,228      5,454        7,937
   Fixed charges net of
      capitalized interest        97,004    100,403      410,764
Total earnings                  $383,486   $364,145   $1,705,335

Fixed charges:
   Interest expense of con-
      solidated group (includes
      capitalized interest)     $ 94,855   $ 98,738   $  402,168
   Portion of rental charges
     deemed to be interest         2,149      1,665        8,596
      Total fixed charges       $ 97,004   $100,403   $  410,764

Ratio of earnings to
   fixed charges*                   3.95       3.63         4.15

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less-than fifty percent owned affiliates. "Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense which is deemed to be representative of the interest factor, and capitalized interest.

* The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

                                                     EXHIBIT  12

DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                 Year Ended October 31
                         1995       1994        1993      1992
                               (In thousands of dollars)
Earnings:

Income of consolidated
 group before income
 taxes and changes
 in accounting        $1,092,751 $  920,920 $  272,345 $   43,488
Dividends received
 from less-than-
 fifty-percent
 owned affiliates          2,023      2,329      1,706      2,325
Fixed charges net of
 capitalized interest    399,056    310,047    375,238    420,133

Total earnings        $1,493,830 $1,233,296 $  649,289 $  465,946

Fixed charges:
Interest expense of
 consolidated group
 (includes capitalized
 interest)            $  392,408 $  303,080 $  369,325 $  415,205
Portion of rental
 charges deemed to
 be interest               6,661      7,008      6,127      6,720

 Total fixed charges  $  399,069 $  310,088 $  375,452 $  421,925

Ratio of earnings to
 fixed charges*             3.74       3.98       1.73       1.10